ATCO
GROUP

Corporate Office

04036086

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

July 30, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

RECEIVED AUG 06 2004 181 SEC MAIL PROCESSING SECTION WASH. D.C.

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated July 29, 2004 - Earnings Release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

S. Mitchell

Sharlene C. Mitchell, STI
Corporate Secretarial Department

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

dlw 8/9

Enclosure(s)

ATCO GROUP News Release

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release
July 29, 2004

ATCO Ltd. Reports June 2004 Earnings

CALGARY, Alberta – **ATCO Ltd. reported earnings for the three months ended June 30, 2004** of $54.8 million ($1.87 per share) including the $28.5 million after-tax and non-controlling interests gain on the transfer by ATCO Gas and ATCO Electric of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates ("Retail Transfer Gain"). Earnings for the three months ended June 30, 2004 excluding the Retail Transfer Gain were $26.3 million. Earnings for the same three months in 2003 were $20.1 million ($0.68 per share).

Earnings excluding the Retail Transfer Gain increased primarily due to:

- decreased share appreciation rights expense due to lower share prices;
- increased business activity in ATCO Structures; and
- improved earnings in ATCO Power's United Kingdom and Australian operations.

This increase was partially offset by:

- the negative impact of ATCO Electric's Alberta Energy and Utilities Board ("AEUB") decision in late 2003 which decreased its rate of return on common equity to 9.4% and the common equity ratio to 32% for transmission operations and 35% for distribution operations; and
- lower energy charges in Alberta Power (2000) due to the timing of plant outages.

Revenues for the three months ended June 30, 2004 were $746.8 million compared to $839.9 million in 2003. This decrease was primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no margin" basis by ATCO Electric and ATCO Gas due to the transfer of the retail energy supply businesses on May 4, 2004, and lower prices of electricity and natural gas purchased for customers on a "no margin" basis prior to May 4, 2004; and
- warmer temperatures in ATCO Gas for the three months ended June 30, 2004, which were 4.7% colder than normal compared to 17.8% colder than normal for the corresponding period in 2003.

This decrease was partially offset by:

- increased business activity in ATCO Structures.

Cash flow from operations for the three months ended June 30, 2004 was $101.4 million compared to $113.5 million in 2003. This decrease was primarily due to:

- payments made by Alberta Power (2000) with respect to deferred availability incentives due to planned and unplanned plant outages.

Earnings for the six months ended June 30, 2004 were $93.0 million ($3.12 per share) including the Retail Transfer Gain of $28.5 million. Earnings for the six months ended June 30, 2004 excluding the Retail Transfer Gain were $64.5 million. Earnings for the same six months in 2003 were $65.7 million ($2.21 per share).

Earnings excluding the Retail Transfer Gain decreased as a result of:

- a decrease in ATCO Power's and ATCO Resources' earnings of $4.5 million due to lower prices on electricity sold to the Alberta Electric System Operator and the related Spark Spread;
- the negative impact of ATCO Electric's AEUB decision;
- warmer temperatures in ATCO Gas for the six months ended June 30, 2004, which were 0.2% colder than normal compared to 9.2% colder than normal for the corresponding period in 2003;
- lower energy charges in Alberta Power (2000) due to the timing of plant outages;
- changes in non-controlling interests, primarily due to increased dividends on Canadian Utilities' equity preferred shares, net of investment income, due to the issue in April 2003 of $150.0 million of 6% Series X Preferred Shares; and
- the negative impact of ATCO Pipelines' AEUB decision in late 2003 which decreased its rate of return on common equity to 9.5% and the common equity ratio to 43.5%.

This decrease was partially offset by:

- increased business activity in ATCO Structures;
- the moderately positive impact of ATCO Gas' AEUB decision in late 2003 which increased its rate of return on common equity to 9.5%;
- improved earnings in ATCO Power's United Kingdom and Australian operations; and
- decreased share appreciation rights expense due to lower share prices.

Revenues for the six months ended June 30, 2004 were $1,989.9 million compared to $2,255.1 million in 2003. This decrease was primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no margin" basis by ATCO Electric and ATCO Gas due to the transfer of the retail energy supply businesses on May 4, 2004, and lower prices of electricity and natural gas purchased for customers on a "no margin" basis prior to May 4, 2004; and
- warmer temperatures in ATCO Gas.

This decrease was partially offset by:

- increased business activity in ATCO Structures.

Cash flow from operations for the six months ended June 30, 2004 was $277.1 million compared to $290.1 million in 2003. This decrease was primarily due to:

- payments made by Alberta Power (2000) with respect to deferred availability incentives due to planned and unplanned plant outages.

ATCO Group is an Alberta based group of companies with international operations engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about ATCO can be found on its website, www.atco.com.

For further information contact:

J.A. (Jim) Campbell
Senior Vice President, Finance
& Chief Financial Officer
(403) 292-7502

K.M. (Karen) Watson
Vice President, Finance & Controller
(403) 292-7528